UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 33-92894

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 11-K	☐	Form 20-F	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ___________________________

PART I - REGISTRANT INFORMATION

Full name of registrant:	Aly Energy Services, Inc.

Former name if applicable:

Address of principal executive office (street and number):	3 Riverway, Suite 920

City, state and zip code:	Houston, Texas 77056

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

During the year ended December 31, 2014, the registrant completed two business acquisitions. The registrant is unable to file the referenced Form 10-K in a timely manner and is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alya Hidayatallah	(713)	333-4000
Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes       ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Statement 1 attached

2

Aly Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ Alya Hidayatallah
	Printed Name:	Alya Hidayatallah
	Title:	Chief Financial Officer

3

Statement 1

On April 15, 2014, the Company acquired the equity interests of United Centrifuge, LLC (“United”) as well as certain assets used in United’s business that were owned by related parties of United. Total consideration for the United Acquisition of $24.5 million included $15.1 million cash, net of cash acquired of approximately $0.6 million, the issuance of 5,000 shares of redeemable preferred stock of the Company’s Aly Centrifuge subsidiary at a fair value of $5.1 million, contingent consideration of up to $5.0 million in aggregate over 3 years at a fair value of $3.5 million, and a payable of $0.8 million. The contingent consideration consists of up to three future cash payments to the sellers in an amount equal to 5% of the gross revenues of the business acquired for each of the 12 month periods ending on March 31, 2015, 2016 and 2017.

On July 1, 2014, the Company acquired all of the issued and outstanding stock of Evolution Guidance Systems Inc. (“Evolution”), which specializes in providing Measurement-While-Drilling services. Total consideration was approximately $2.0 million, consisting of the issuance of 3,000,000 shares of Common Stock at an estimated fair value of $1.7 million and a payable of $0.3 million.

Principally as a result of the United and Evolution transactions and the growth of the Company’s business during 2014, the results of operations for the year ended December 31, 2014 reflect material changes from the results of operations for the comparable period in 2013.

4